Exhibit 99.1

Wipro Limited Announces Retirement of Suresh Senapaty; Appoints

Jatin Dalal as CFO

Bangalore, India and East Brunswick, New Jersey, USA, January 16, 2015: Wipro Limited (NYSE:WIT), a leading global information technology, consulting and business process services company today announced that Suresh Senapaty, the current Chief Financial Officer and Executive Director will retire on attaining the age of superannuation on March 31, 2015 after completing a distinguished career spanning over three decades with the company. Jatin Dalal, Senior Vice President - Finance will take over the role of CFO, effective April 1, 2015.

Acknowledging Suresh Senapaty’s contribution, Azim Premji, Chairman, Wipro Limited said, “Suresh has been an integral part of the company’s think-tank and has played a catalytic role in taking the company to great heights. His exemplary contribution has seen Wipro setting new benchmarks in finance, governance and strategy. He has also emerged as a key industry voice, who has championed several governance and policy issues, pertinent to the IT industry. I personally thank him and his family for his contribution to Wipro and wish him all the very best in his future plans.”

Suresh Senapaty said, “It has been an exciting, challenging and fulfilling journey for me. Wipro has been an outstanding place to work, learn and grow. Helping build Wipro’s finance function and a strong culture of corporate governance apart from being a part of the organization’s growth journey are memories that I cherish. This has been a wonderful journey, personally and professionally. I also wish to express my gratitude to all colleagues and other stake holders for their support over the years and wish Jatin all the very best.”

A Chartered Accountant, Jatin Dalal joined Wipro in 2002. He has been instrumental in taking up diverse and challenging assignments in Wipro’s finance function including setting up of Wividus – the company’s shared services division besides strengthening the company’s Financial Planning & Analysis and Investor Relations functions.

Suresh Senapaty and Jatin Dalal will work together through quarter ending March 31, 2015 to ensure a smooth transition.

About Wipro Ltd.

Wipro Ltd. (NYSE:WIT) is a leading Information Technology, Consulting and Business Process Services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology” - helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of over 150,000, serving clients in 175+ cities across 6 continents. For more information, please visit www.wipro.com

Contact for Media

Vipin Nair

+91 8039916260

vipin.nair1@wipro.com

Contact for Investor Relations

Aravind Viswanathan

+91 8039916143

aravind.viswanathan@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.